UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2021

Commission File Number: 001-38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Sydmarken 11

2860 Søborg (Copenhagen)

Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Filed as Exhibit 99.1 to this Report on Form 6-K are the unaudited pro forma condensed combined financial information for the years ended December 31, 2019 and 2020 combining the historical financial information of the registrant and Valeritas Holdings, Inc. (“Valeritas”) in connection with the acquisition by the registrant of substantially all assets of Valeritas in April 2020. The registrant previously filed the audited consolidated financial statements of Valeritas for the years ended December 31, 2019 and 2018, the unaudited consolidated financial statements of Valeritas for the three months ended March 31, 2020 and 2019, and the unaudited pro forma condensed combined financial information of the registrant and Valeritas for the year ended December 31, 2019 and the nine months ended September 30, 2020, as Exhibits 99.1, 99.2 and 99.3, respectively, to the Form 6-K filed with the Securities and Exchange Commission on March 11, 2021.

Exhibit 99.1 to this Report on Form 6-K is hereby expressly incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-230654) filed with the Securities and Exchange Commission on April 1, 2019.

EXHIBIT LIST

Exhibit	Description
99.1	Unaudited pro forma condensed combined financial information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

Date: September 30, 2021	By:	/s/ Matthew Dallas
		Name	Matthew Dallas
		Title:	Chief Financial Officer